SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    MARK IV INDUSTRIES, INC.
                   ..........................
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                   ..........................
                 (Title of Class of Securities)

                            570387100
                   ..........................
                         (CUSIP Number)

                   MIV Acquisition Corporation
                        Park Avenue Tower
                 65 East 55th Street, Suite 2300
                    New York, New York  10022
                         (212) 891-2884

                         with a copy to:

                       Richard M. Trobman
                        Latham & Watkins
                        885 Third Avenue
                   New York, New York  10022
                        (212) 906-1200


                      Michael S. Immordino
                        Latham & Watkins
                        99 Bishopsgate
                       London  EC2M 3XF
                       +44-207-710-1000
                   ..........................
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          May 26, 2000
                   ..........................
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g) check the following box.  /  /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

________________________              ________________________
CUSIP No. 570387100                          Page 2 of 9 Pages
________________________              ________________________


1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CIE Management II Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / X /
                                                (b)/     /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        /     /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Guernsey, Channel Islands

                      7. SOLE VOTING POWER
                         0
     NUMBER OF
       SHARES         8. SHARED VOTING POWER
    BENEFICIALLY         7,173,863
      OWNED BY
        EACH          9. SOLE DISPOSITIVE POWER
  REPORTING PERSON       0
        WITH
                      10.SHARED DISPOSITIVE POWER
                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,173,863

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                /     /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.2%

14.  TYPE OF REPORTING PERSON
     OO

                          SCHEDULE 13D

________________________              ________________________
CUSIP No. 570387100                          Page 3 of 9 Pages
________________________              ________________________


1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MIV Acquisition Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / X /
                                                (b)/     /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        /     /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                      7. SOLE VOTING POWER
                         0
     NUMBER OF
       SHARES         8. SHARED VOTING POWER
    BENEFICIALLY         7,173,863
      OWNED BY
        EACH          9. SOLE DISPOSITIVE POWER
  REPORTING PERSON       0
        WITH
                      10.SHARED DISPOSITIVE POWER
                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,173,863

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                /     /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.2%

14.  TYPE OF REPORTING PERSON
     CO

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Mark IV Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 501 John James Audubon Parkway, P.O. Box 810, Amherst, New York 14226-0810.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) and (f)   This statement is filed jointly by MIV
Acquisition Corporation, a Delaware corporation ("Acquisition Sub"), and CIE Management II Limited, a limited corporation organized under the laws of Guernsey, Channel Islands ("CIE Management" and, together with Acquisition Sub, the "Reporting Persons").

     Acquisition Sub was formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (as defined and described in Item 4 below). All of the issued and outstanding shares of capital stock of Acquisition Sub are currently owned by CIE Management, as trustee for a holding company to be formed for such purposes ("Parent"). It is currently contemplated that the shares of Acquisition Sub will be transferred to Parent upon its formation. It is not anticipated that Acquisition Sub will have any significant assets or liabilities other than those arising under the Merger Agreement or in connection with the Merger (as defined and described in Item 4 below), or engage in any activities other than those incident to its formation and capitalization and the Merger. The principal office and business address of Acquisition Sub is Park Avenue Tower, 65 East 55th Street, Suite 2300, New York, New York 10022.

     CIE Management acts as manager of various investment funds advised by BC Partners, a European private equity firm, including funds which ultimately will control Parent and, through Parent, Acquisition Sub. The principal office and business address of CIE Management is c/o Guernsey International Fund Managers Limited, P.O. Box 255, Barfield House, St. Julian's Avenue, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

     Schedule I attached hereto contains information concerning the Reporting Persons and other persons as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     (d) and (e)    During the last five years, no Reporting
Person nor any person referred to in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons are deemed to have acquired beneficial ownership of 7,173,863 shares of Common Stock pursuant to and by virtue of the proxy granted in Voting Agreement (as defined and described in Item 6 below), representing approximately 16.2% of the outstanding shares of Common Stock (calculated as described in Item 5 below). In connection with and as a condition to the execution of the Merger Agreement by Acquisition Sub, certain stockholders of the Company (the "Stockholders") entered into the Voting Agreement. The Voting Agreement applies to the 7,173,863 shares of Common Stock owned, beneficially or of record, by the Stockholders as of May 26, 2000 and also to those shares of Common Stock that may be acquired by the Stockholders after such date, including shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock. No additional consideration was given in exchange for the execution of the Voting Agreement by the Stockholders.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) - (j) On May 26, 2000, Acquisition Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company. Subject to the satisfaction or waiver of certain terms and conditions set forth in the Merger Agreement, Acquisition Sub will merge (the "Merger") with and into the Company at the Effective Time (as defined in the Merger Agreement) thereof, with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation"). In connection with the execution and delivery of the Merger Agreement, Acquisition Sub, the Company and the Stockholders entered into the Voting Agreement. The purpose of the Voting Agreement and the transactions contemplated thereby is, among other things, to require that the Stockholders vote in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, at any meeting of the stockholders of the Company held for purposes of voting thereon (or any action by written consent by the stockholders of the Company in lieu of such meeting).

     Pursuant to the Merger Agreement, at the Effective Time each share of Common Stock outstanding immediately prior to the Effective Time (other than shares owned by Acquisition Sub, the Company or any direct or indirect subsidiary thereof or shares as to which dissenters' rights have been exercised) shall be converted into the right to receive $23.00 per share in cash, without interest, upon surrender of the certificates formerly representing such shares of Common Stock. In addition, each share of common stock of Acquisition Sub outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted. At the Effective Time, the certificate of incorporation and bylaws of Acquisition Sub in effect immediately prior to the Effective Time shall become the certificate of incorporation and bylaws of the Surviving Corporation until amended in accordance with applicable law (except that the name of the Surviving Corporation shall remain "Mark IV Industries, Inc.") and the directors of Acquisition Sub shall become the directors of the Surviving Corporation. The transactions contemplated by the Merger Agreement will result in the Common Stock ceasing to be listed on The New York Stock Exchange and becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 1 to this statement and is incorporated by reference herein.

     Except as set forth herein, no Reporting Person has any plans or proposals which relate to, or could result in, any of the matters described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)    Pursuant to and by virtue of the proxy
granted in the Voting Agreement, the Reporting Persons have the shared power to vote, or to direct the vote of, an aggregate of 7,173,863 shares of Common Stock, representing approximately 16.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of May 10, 2000 as reported in the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2000 (44,354,507 shares) filed by the Company on May 30, 2000). The Voting Agreement applies to the 7,173,863 shares of Common Stock owned, beneficially or of record, by the Stockholders as of May 26, 2000 and also to those shares of Common Stock that may be acquired by the Stockholders after such date, including shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock

     (c) Except as described in the response to Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons during the last 60 days.

     (d) The Stockholders, based on their respective percentage ownership of the shares of Common Stock to which this statement relates, shall have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from any sale of, such shares of Common Stock. The identity of the Stockholders is set forth on Exhibit A to the Voting Agreement.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
     WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 4 and Item 5 above are incorporated in the response to this Item 6 by reference.

     Pursuant to a Stockholder Voting Agreement, dated as of May 26, 2000, by and among the Company, Acquisition Sub and the Stockholders (the "Voting Agreement"), each Stockholder has agreed to vote (or cause to be voted) all Subject Securities (as defined in the Voting Agreement) held beneficially or of record by such person (i) in favor of the Merger and the approval and adoption of the Merger Agreement and each of the other transactions contemplated thereby; (ii) against the approval of an Acquisition Proposal (as defined in the Merger Agreement); and
(iii) against any other action or agreement (other than the Merger Agreement of the transactions contemplated thereby) that could reasonably be expected to impede, interfere with or delay the Merger or the Merger Agreement, including, but not limited to: (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries (other than a transaction involving Acquisition Sub); (2) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (3) any change in the management or board of directors of the Company, except as otherwise agreed in writing by Acquisition Sub; (4) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company's articles of incorporation; or (5) any other material change in the Company's corporate structure or business. The Voting Agreement includes the grant by each Stockholder of an irrevocable proxy (which is coupled with an interest) to and for the benefit of Acquisition Sub with respect to the Subject Securities subject to the Voting Agreement.

     In addition, pursuant to the Voting Agreement each Stockholder has agreed, among other things, not to, directly or indirectly, (i) solicit (including by way of furnishing information) or respond to any inquiries or the making of any Acquisition Proposal or any proposal by any person (other than Acquisition Sub and other than advising such person of the existence of the Voting Agreement) with respect to the Company that constitutes or could reasonably be expected to lead to an Acquisition Proposal; (ii) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Subject Securities; (iii) except as contemplated by the Voting Agreement, grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust or enter into a voting agreement with respect to any Subject Securities; and (iv) take any action that would make any representation or warranty contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under the Voting Agreement

     The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Voting Agreement, a copy of which is filed as Exhibit 2 to this statement and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated as of May 26, 2000, by and between Mark IV Industries, Inc. and MIV Acquisition
     Corporation

2. Stockholder Voting Agreement, dated as of May 26, 2000, by and among Mark IV Industries, Inc., MIV Acquisition
     Corporation, Salvatore H. Alfiero, William P. Montague,
     Gerald S. Lippes and Clement R. Arrison.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2000          MIV ACQUISITION CORPORATION


                              By:  /s/  Francesco Loredan
                              ----------------------------------
                              Name:     Francesco Loredan
                              Title:    President


                              CIE MANAGEMENT II LIMITED


                              By:  /s/  Iain Stokes
                              -----------------------------------
                              Name:     Iain Stokes
                              Title:    Director

                           SCHEDULE I

     The following sets forth certain information with respect to the Reporting Persons and each of the executive officers and directors of the Reporting Persons and each person controlling such Reporting Person and the executive officers and directors of such persons, as applicable, including his or her name, business address, citizenship and present principal occupation and the name, principal business and address of any entity in which such employment is conducted.

1.   CIE MANAGEMENT II LIMITED

      The directors of CIE Management II Limited are as follows:

Directors                        Business Address
Otto van der Wyck                c/o BC Partners
                                 105 Picadilly
                                 London W1V 9FN
                                 England

Mike Twinning                    c/o BC Partners
                                 105 Picadilly
                                 London W1V 9FN
                                 England

John Burgess                     c/o BC Partners
                                 105 Picadilly
                                 London W1V 9FN
                                 England

Iain Stokes                      c/o Guernsey International Fund
                                 Managers Limited
                                 P.O. Box 255
                                 Barfield House
                                 St. Julian's Avenue
                                 St. Peter Port
                                 Guernsey GY1 3QL
                                 Channel Islands

David Dorey                      c/o Guernsey International Fund
                                 Managers Limited
                                 P.O. Box 255
                                 Barfield House
                                 St. Julian's Avenue
                                 St. Peter Port
                                 Guernsey GY1 3QL
                                 Channel Islands

Lawrence McNarm                  c/o Guernsey International Fund
                                 Managers Limited
                                 P.O. Box 255
                                 Barfield House
                                 St. Julian's Avenue
                                 St. Peter Port
                                 Guernsey GY1 3QL
                                 Channel Islands

John Marren                      c/o Guernsey International Fund
                                 Managers Limited
                                 P.O. Box 255
                                 Barfield House
                                 St. Julian's Avenue
                                 St. Peter Port
                                 Guernsey GY1 3QL
                                 Channel Islands

     CIE Management II Limited has no executive officers, except that Guernsey International Fund Managers Limited ("GIFM") acts as the Secretary of CIE Management II Limited. GIFM is in the business of administering companies, limited partnerships and other entities. The principal office and business address of GIFM is P.O. Box 255, Barfield House, St. Julian's Avenue, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

     The present principal occupation of Messrs. Stokes, Dorey, McNarm, and Marren is to act as officers of GIFM. The present principal occupation of Messrs. van der Wyck and Burgess is to act as managing partners of, and of Mr. Twinning is to act as the finance manager of, BC Partners, a European private equity firm, at the principal office and business addresses set forth opposite their names, respectively, above. Each of Messrs. Stokes, Marren, Twinning, and Burgess is a citizen of the United Kingdom; Mr. Dorey is a citizen of Guernsey, Channel Islands; Mr. McNarm is a citizen of Ireland; and Mr. van der Wyck is a citizen of the Netherlands.

2.   MIV ACQUISITION CORPORATION

     All of the capital stock of Acquisition Sub is currently
held by CIE Management, as trustee for Parent.  It is currently contemplated that the shares of Acquisition Sub will be
transferred to Parent upon its formation.  The directors and executive officers of Acquisition Sub are as follows:
Directors                        Business Address
Francesco Loredan                c/o BC Partners
                                 Via Brera, 3
                                 20121 Milano
                                 Italy

Michel Guillet                   c/o BC Partners
                                 54, Avenue Marceau
                                 75008 Paris
                                 France

Kevin O'Donohue                  c/o BC Partners
                                 Park Avenue Tower
                                 65 East 55th Street, Suite 2300
                                 New York, New York  10022

Executive Officers               Title

Francesco Loredan                President

Michel Guillet                   Vice President and Secretary

Kevin O'Donohue                  Vice President and Treasurer

     The present principal occupation of each of Messrs. Loredan, Guillet and O'Donohue is to act as managing partners of BC Partners, a European private equity firm, at the principal office and business addresses set forth opposite their names, respectively, above. Mr. Loredan is a citizen of Italy, Mr. Guillet is a citizen of France and Mr. O'Donohue is a citizen of the United States.